82-34

JCDecaux

[redacted]

05012178

RECEIVED

2005 NOV -1 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Neuilly-sur-Seine, 27th October 2005

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
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File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- a press release dated 26th October 2005 in relation to JCDecaux's revenues for the nine months ended 30th September 2005;
- a press release dated 27th October 2005 in relation to JCDecaux completing the acquisition of Media Partners International Holdings Inc (Hong Kong).

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED

NOV 03 2005

THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

Enc.

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Press release in relation to JCDecaux's revenues for the nine months ended 30th September 2005

JCDecaux

JCDECAUX ANNOUNCES 5.4% REVENUE GROWTH FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay

Paris, 26 October 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, today announced its revenues for the nine months ended 30 September 2005, reporting a 5.4% increase to €1,227.6 million compared to the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 3.8% for the first nine months of 2005.

In the third quarter, revenues increased by 5.2% to €393.9 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 1.3%. These results reflect the slowdown of the advertising market in certain Western European countries over the summer, with Billboard advertising particularly affected, while the Group's operations in Scandinavia, in the United States and in Asia-Pacific continued to report double digit organic revenue growth, benefiting from better market conditions.

Reported revenues

(in million €)	2005				Change (%)	
	Q1	Q2	**Q3**	9 months	**Q3 05/04**	9 months 05/04
Street Furniture	211.9	243.0	**201.6**	656.5	**3.9%**	5.3%
Billboard	99.0	115.4	**96.0**	310.4	**-6.4%**	-2.2%
Transport	68.8	95.6	**96.3**	260.7	**23.9%**	16.5%
Total Group	**379.7**	**454.0**	**393.9**	**1,227.6**	**5.2%**	**5.4%**

Organic revenues(1)

(in million €)	Change (%)	
	Q3 05/04	9 months 05/04
Street Furniture	**2.0%**	4.7%
Billboard	**-6.7%**	-2.3%
Transport	**10.0%**	10.2%
Total Group	**1.3%**	**3.8%**

(1) excluding acquisitions/divestitures, the impact of foreign exchange and the revenue reclassification of some activities in 2005

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford Middlesex TW8 9DN Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

Next information :
2005 Full Year Revenues on 1 February 2006, before market

Key Information on the Group

- 2004 revenues: €1,627.3 million

- JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes

- N°1 worldwide in street furniture (311,000 faces)

- N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)

- N°1 in Europe for billboards (197,000 faces)

- 716,000 advertising faces in 45 countries

- Present in 3,500 cities with more than 10,000 inhabitants

- 7,500 employees

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

****

Press release in relation to JCDecaux completing the acquisition of Media Partners International Holdings Inc (Hong Kong)

JCDecaux

Acquisition of Media Partners International strengthens JCDecaux's number one position in China

Out of Home Media

Argentina
Australia
Austria
Belgium
[illegible]
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay

Paris, 27 October 2005 - JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and number two worldwide, announced today that the purchase of a 73.38% interest in Media Partners International Holdings Inc ("**MPI**"), a company listed on the Growth Enterprise Market ("**GEM**") of the Hong Kong Stock Exchange, completed on 26 October 2005. The total consideration was HK$715 million (€75.1 million) or HK$1.141 per share for the shares acquired and HK$85 million (€8.9 million) for a convertible bond. The acquisition, by its wholly owned subsidiary JCDecaux Pearl & Dean Ltd, reinforces the Group's number one position in China and strengthens its leading network in the rapidly expanding Asian outdoor advertising market.

MPI operates metro advertising contracts in Shanghai (lines 1, 4 and 5), Guangzhou (line 1) and Nanjing, the light rail services in Beijing and the airport express line in Hong Kong. MPI is also a leading supplier of advertising services on the bus networks (18,400 buses) in China, where it is market leader in Shanghai, Nanjing, Chongqing and Chengdu. In the first half of 2005, MPI reported turnover of HK$178.8 million (€17.9 million), up 18% as compared with the same period in 2004.

JCDecaux Pearl & Dean Ltd will launch a general offer for the remaining MPI shares at HK$1.141 per share, in accordance with the regulations of the Hong Kong Stock Exchange.

During the year, JCDecaux has significantly strengthened its position in the outdoor advertising market in China. In January, the Group became an exclusive partner of Airports of Shanghai through a 15 year contract. JCDecaux then acquired MediaNation, one of the leading Chinese outdoor companies with over 100 transport advertising contracts for major cities in the country and it also acquired Texon, which operates the advertising on Hong Kong's world-class bus shelter network with more than 4,800 advertising panels.

Since it entered mainland China in January, JCDecaux has grown rapidly and now supplies advertising services across a national network of 95,000 advertising panels in 17 cities in China, Hong Kong and Macau. The Group currently operates advertising contracts for over 33,000 buses as well as the metros in Beijing, Shanghai, Guangzhou, Nanjing, Chongqing and Hong Kong and the Airports in Shanghai, Hong Kong and Macau. These important contracts generated pro-forma revenue in excess of HK$1.7 billion (€170 million) in 2004, making China the third largest country for JCDecaux. The Group currently has 1 167 employees in mainland China, Hong Kong and Macau.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3 370,284.27 euros - RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

Jean-Charles Decaux, Co-CEO of JCDecaux, stated: *"The successful acquisition of MPI significantly strengthens our position as the number one outdoor advertising company in China. It will also allow us to accelerate our growth in the Chinese market, which is one of the most dynamic in the world. Our unique expertise in design and innovation will enhance the quality of the media, which will benefit our partners in city, transport and airport authorities, as well as advertising agencies and clients. In 2005, we have successfully built a major outdoor advertising network in mainland China that complements our existing presence and reinforces our position as the leading outdoor advertising company in the region. The Chinese advertising market, particularly outdoor, is one of the fastest growing in the world and together with our local partners, we will capitalise on the tremendous potential of this market".*

Key Information on the Group

- *2004 revenues: €1,627.3 million; Q3 2004 revenues : €1,227.6 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr